Exhibit 99.1

Sinovac Receives RMB 87 Million Purchase Order for Healive from China's Ministry of Public Health

On Tuesday April 28, 2009, 8:00 am EDT

BEIJING, April 28 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, today announced that the Company has received a purchase order for approximately RMB 87 million, or $12.8 million, of its inactivated hepatitis A vaccine, Healive®, from China's Ministry of Public Health (MOH). The MOH's order is supported by Sinovac's newly completed filling and packaging plant that has increased Sinovac's annual capacity to 20 million doses. Sinovac is currently the sole provider of the hepatitis A vaccine to the MOH for this tender.

Part of the government's larger scale efforts to improve public health, the hepatitis A vaccination campaign will cover young children from 18 months to 12 years old in 32 cities or counties in nine provinces and is intended to expand the vaccination coverage of hepatitis A throughout China. Healive is widely recognized as a safe and high-quality vaccine against the hepatitis A virus. In 2008, Sinovac collaborated with the MOH to supply its hepatitis A vaccine to people living in the disaster area following the major earthquake that occurred in Sichuan province.

Mr. Weidong Yin, Chairman, President and CEO, commented, "We are very pleased to have established a public market for our inactivated hepatitis A vaccine, Healive, through this supply agreement with the MOH, as we are focusing our efforts in 2009 on both the public and private pay markets. We believe this is a good beginning when we start developing public market for Healive. Sinovac continues to develop and commercialize a variety of vaccines in order to fulfill our mission to eliminate infectious disease. With an annual capacity of 20 million doses at our newly completed filling and packaging plant, we are well positioned to fulfill existing orders, increase our production scale for meeting the demand from both public market and private market and develop new vaccines. Although we are experiencing the global financial crisis, the medical reform provides positive supports to the health care industry in China. We will keep executing our corporate strategy, and leverage the opportunities that we are facing to grow our business."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a universal pandemic influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Stephanie Carrington/Amy Glynn
     The Ruth Group
     Tel:   +1-646-536-7017/7023
     Email: scarrington@theruthgroup.com
               aglynn@theruthgroup.com

    Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com